                                                                    EXHIBIT 99.4



                                VISTA GOLD CORP.

                     SUPPLEMENTAL MAILING LIST RETURN CARD



                 National Policy No. 41 adopted by Canadian Securities Regulators allows an exemption to Vista Gold Corp. (the "Company") from sending unaudited interim financial statements to shareholders. If you wish to receive the Company's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately, to our transfer agents:

                                 MONTREAL TRUST
                               510 BURRARD STREET
                          VANCOUVER, BRITISH COLUMBIA
                                    V6C 3B9

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements. (Registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in an agent, broker, or bank's name).


______________________________________________________________________________

Please put my name on your Supplemental Mailing list to receive unaudited interim financial statements of Vista Gold Corp.


______________________________________________________________________________
(First Name and Surname)

______________________________________________________________________________
(Number and Street)

______________________________________________________________________________
(City)                                     (Province)            (Postal Code)


Signature:  ________________________________          ________________________
              (Signature of Shareholder)                      (Date)